Exhibit 99.1

Advanced Health Intelligence Ltd Signs Collaboration Agreement with Bin Farhood International Business Management Group L.L.C

Highlights

●	AHI enters collaboration with His Excellency Dr Obaid Alketbi.

●	Bin Farhood Group Founders have worked with and within the Government and healthcare needs across the Middle East.

●	Farhood International Business Management Group is a wholly owned subsidiary of Dr O Group (Bin Farhood Group).

●	Bin Farhood Group to introduce AHI to their extensive healthcare and government network.

Perth, Australia, Sept. 08, 2023 (GLOBE NEWSWIRE) -- Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) is pleased to inform shareholders that the Company has entered into a Collaboration Agreement with His Excellency Dr Obaid Alketbi, Bin Farhood International Business Management Group L.L.C (Bin Farhood Group) a wholly owned subsidiary of the Dr O Group to deploy the AHI technology throughout the Middle East, and North Africa (MENA) region.

The collaboration between AHI and His Excellency Dr Obaid Alketbi's Bin Farhood Group represents a significant milestone in the pursuit of redefining healthcare and promoting health excellence throughout the MENA region. This partnership is not merely a convergence of two entities; it is a strategic alignment of missions and values that holds the potential to usher in a new era of healthcare and wellness in the region.

About His Excellency Dr. Obaid Alketbi:

His Excellency Dr. Obaid Alketbi, a proud UAE national known affectionately as Dr. O among those familiar with his illustrious career, embodies the spirit of ambition, determination, leadership, and untapped potential that defines his nation. With a career as diverse and prestigious as his, few can match his accomplishments.

As a renowned academic scholar, former UAE Diplomat and Ambassador, a Military General, Chief of Logistics in the UAE Armed Forces, and the Deputy Commander-in-Chief of Abu Dhabi Police, Dr. O's professional obligations often took precedence over his own physical well-being. However, recognising the need for balance and personal health, Dr O made significant changes to his lifestyle, prioritising fitness and health-focused practices in his daily routine.

Today, Dr. O actively engages in various sports. A dedicated marathon runner, he seamlessly integrates sports into his diplomatic duties, promoting the importance of physical activity during his tenure as Ambassador of the UAE in Australia as part of the UAE's Sports Diplomacy program. Dr. O firmly believes that sport serves as a platform to showcase and shape a nation's identity, values, and culture. Furthermore, the values of sport competition, teamwork, and fair play help bridge the gap between countries and their citizens.

For several years, Dr O has tirelessly worked to establish the UAE's sports brand on the global stage. Returning to the UAE, his mission in this new phase of his career is to give back to the nation that has enriched his life. In February 2019, he founded the Dr. O Group, which serves as a regional platform for international and local brands and initiatives committed to principles of quality, health, and authenticity, all aimed at improving lives.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

In addition to this Dr. Obaid Alketbi’s vision and dedication have brought the 1185 Museum to life, a testament to the shared success of both individuals and the nation. This remarkable institution underscores the unwavering support of the United Arab Emirates for its people, setting an inspiring example for present and future generations. Museum 1185 is not just a repository of history; it is a beacon of hope and ambition for what can be achieved within the UAE, thanks to the visionary leadership and government support.

Looking ahead, Museum 1185 aspires to be more than just a static repository of artifacts. It aims to become a dynamic hub for education and learning, offering tailor-made programs for a diverse range of visitors. Leveraging cutting-edge technology such as Augmented Reality, Mobile Museum experiences, Virtual Reality, Holograms, and compelling documentaries, we will bring history to life, making it an immersive and interactive experience for all who walk through our doors.

Within the Dr O Group, you'll find Bin Farhood Group and notable brands like Belva’s Belgian Chocolate, Urban Wok by Dr. O, and Health Hub by Dr. O. Collectively, the organisation is dedicated to reshaping the perception of the UAE as a health and wellness hub, making healthy options and initiatives easily accessible to consumers. Their ultimate goal is to foster a vibrant community where all individuals' physical, mental, and emotional well-being is prioritised, not an afterthought. Driven by his unwavering commitment to the nation, Dr O aims to provide better care and a healthier lifestyle to the people of Abu Dhabi and beyond.

With its global mission to revolutionise healthcare through cutting-edge digital platforms, AHI finds a like-minded partner in Dr. O Group's unwavering commitment to simplifying the adoption of a healthy lifestyle. Together, we envision a community where knowledge is not just power but also a catalyst for transformation, where individuals are empowered to make informed choices that lead to improved lives.

At the heart of this collaboration lies the deeply personal and inspirational journey of His Excellency Dr. Obaid Alketbi. His own experience, where health and wellness took precedence after a significant health event, adds a poignant dimension to this partnership. Dr. Obaid Alketbi's vision is clear and compelling: he wants people to live longer, healthier, and stronger lives.

By fusing AHI's technological prowess with Dr. Alketbi’s steadfast commitment to quality, authenticity, and health education, this collaboration seeks to create more than just a healthier population; it aspires to nurture a vibrant and health-conscious community in the Middle East. This is a community where access to quality health products and services is not a privilege but a right and where individuals are equipped with the knowledge and tools needed to make sustainable and positive lifestyle choices.

Furthermore, this collaboration sets its sights on a grander vision to transform the MENA region into a recognised hub for health and wellness. It envisions a landscape where healthy lifestyle choices are not only easily accessible but also celebrated and where all individuals' physical, mental, and emotional well-being is prioritised, not relegated to an afterthought.

In essence, the collaboration between AHI and Bin Farhood Group transcends a mere business partnership; it represents a shared commitment to enhancing the quality of life and the overall well-being of the people in the Middle East. Together, we are poised to make a meaningful impact that will resonate for generations to come.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Central to this collaboration is Dr. Obaid Alketbi's profound belief that there exists a critical necessity to empower the population with a deep understanding of their health. He recognises that the healthcare system must evolve to seamlessly facilitate this crucial need. In his view, the healthcare industry should not just be a reactive responder to health issues but also a proactive educator and enabler of individuals' well-being.

Dr. Obaid Alketbi strongly contends that the transformation of healthcare into a seamless, accessible, and proactive system is a fundamental requirement for the MENA region. He perceives the digitisation of healthcare capabilities, much like what AHI has accomplished, as a powerful stride towards realising this vision and meeting this imperative.

By harnessing the digital innovations pioneered by AHI, this collaboration takes a monumental step forward in bridging the gap between healthcare providers and the general population. It enables individuals to become active participants in their own health journeys, offering them insights and tools to make informed decisions. Dr Obaid Alketbi's vision aligns seamlessly with AHI's mission to revolutionise healthcare through digital platforms, creating a synergy that promises to elevate healthcare and wellness across the MENA region.

This partnership embodies a shared commitment to improving health and health literacy, ensuring that individuals are equipped with the knowledge and resources needed to lead healthier, more fulfilling lives. It signifies a resounding call to transform the healthcare landscape into one where prevention, education, and proactive well-being takes precedence, ultimately fostering a healthier and more empowered population.

It is widely recognised that the region has high rates of chronic diseases. For instance, the World Health Organization (WHO) has reported that non-communicable diseases (NCDs), which include chronic diseases like heart disease, stroke, cancer, diabetes, and chronic lung disease, account for 74% of global deaths and 58% of deaths in the Eastern Mediterranean region, which includes most Middle Eastern countries.i

Specifically, the prevalence of diabetes is exceptionally high. According to the International Diabetes Federation, in 2019, approximately 55 million adults in the Middle East and North Africa region (MENA) had diabetes, representing a prevalence rate of around 12.2% among adults, which is one of the highest rates globally.

The traditional approach to healthcare, which often involves treating patients once symptoms have manifested, is not sufficient to address this escalating issue. We need to shift our focus towards prevention and early intervention, identifying the early markers of chronic diseases and introducing proper care pathways before a health event occurs.

The broad commercial terms of the Collaboration Agreement with Bin Farhood Group are;

Consulting Services Fees: The Bin Farhood Group will receive a monthly Consulting Fee of USD$5,000, and the monthly fee will increase to USD$10,000 per month upon the commercialisation of the first commercial partner launch.

Revenue Share: AHI will pay a revenue share of 10% to the Bin Farhood Group on the Supplier’s Gross Sales derived from all Applicable Contracts directly introduced by the Bin Farhood Group.

[i]	https://www.who.int/news-room/fact-sheets/detail/noncommunicable-diseases

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

The Revenue Share will begin from the first revenue received as a direct result of an Applicable Contract and will remain in effect for a period of 3 years or until the conclusion of the introduced Applicable Contract, whichever occurs earlier.

Investment: The Bin Farhood Group may receive fees in accordance with any investment into AHI received from the direct introduction from Bin Farhood Group. The investment may be an equity or technology license payment: AHI will pay a 6% cash fee.

Additionally, a 4% share allocation on all investments made by the Partner or any introductions made by the Partner resulting in an investment into the Supplier will be provided.

In the event shares are allocated, AHI will issue to the Bin Farhood Group or its nominees the 4% in shares on a Pari Passu basis alongside the investor shares.

If shares require allocation, the company will use its placement capacity under rule 7.1 or 7.1a. In the event placement capacity is not available, AHI will seek shareholder approval.

The parties will commence working together immediately until a commercial partner is contracted and launched AHI does not expect this collaboration to generate revenue.

Dr Obaid Alketbi, Founder and CEO of Bin Farhood Group, said:

As the founder of Bin Farhood Group, my commitment to innovation and delivering a visionary approach to a population-scale, digitised, integrated healthcare system are critical components in the successful execution of these ambitious deeply needed within the healthcare sector and transformations. The ability to navigate the complex landscape of healthcare, coupled with a forward-looking perspective on technology, positions this valuable collaboration as an ideal partner for this venture.

This collaboration leverages the expertise of the Dr. O group, the strategic vision of the Bin Farhood Group, and the cutting-edge technology offered by AHI. Together, we constitute a formidable force aimed at fulfilling the region's pressing demand for world-class healthcare solutions.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“The success of any initiative hinges on the expertise and relationships fostered by individuals at its core, who champion its objectives and drive enduring outcomes. In this regard, the partnership between Dr Obaid Alketbi and his Bin Farhood Group emerges as the ideal catalyst for progress in the Middle East and North Africa (MENA) region. Their unique combination of deep-rooted connections and profound industry knowledge will be invaluable in advancing transformative healthcare initiatives.

Dr. Obaid Alketbi's extensive relationships with the royal family and government circles make him a pivotal figure in the region. His close ties to key decision-makers highlight the pressing need to provide the highest quality healthcare solutions to the population. These relationships share his urgency and the importance of implementing world-class healthcare systems catering to the region's needs.”

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

About Bin Farhood International LLC

Bin Farhood International L.L.C., a wholly owned brand under the Dr. O Group, was established in Abu Dhabi, UAE, in 2005 with a unique mission to revolutionise consultancy and management services. Our approach has evolved over the years, expanding to encompass a comprehensive range of services tailored to our client's diverse needs:

●	Business Strategy: Crafting strategic blueprints that drive business success.

●	Business Planning: Developing detailed and actionable business plans.

●	Business Setup & Licensing: Facilitating seamless business establishment.

●	Business Resourcing: Providing the right talent for your organisational needs.

●	Joint Ventures: Facilitating mutually beneficial partnerships.

●	Feasibility Study: Conducting thorough assessments to inform decisions.

●	Partnership Representation: Serving as your trusted partner in business.

●	Advisory Services: Offering expert guidance for informed choices.

Our solutions are meticulously designed to address each client's specific needs and realities, ensuring practical, on-the-ground effectiveness. With a deep-rooted understanding of the Middle East markets, our approach is straightforward and results-driven, aimed at helping clients unlock value and attain operational excellence.

Our team comprises seasoned professionals with diverse backgrounds, extensive experience, and a profound grasp of various corporate divisions and functions. Over the years, we have consistently delivered successful projects across a wide spectrum of sectors throughout the region.

Our unique blend of technical and operational subject matter experts sets us apart, complemented by our experienced consulting professionals. This synergy ensures that our solutions are technically robust, efficient, commercially viable, and optimised for maximum impact.

Bin Farhood International L.L.C., as part of the Dr O Group, is not just a consultancy; it's a partner in your journey towards business success, offering expertise and solutions that drive growth and excellence.

To see more about the group, please visit: https://dro.group/

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world's first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare's future.

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI's vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit:  www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech